Form 10-K, Exhibit 13
period 1997-12-31
KAYNAR TECHNOLOGIES INC
filed 1998-03-24
CIK 917193

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The selected consolidated financial and operating information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto, and other financial information included elsewhere in the Annual Report. The Company was incorporated in October 1993 and began operations on January 3, 1994 when it acquired substantially all of the assets of the Aerospace Fastening Systems Group (AFSG) from another company. The selected consolidated financial and operating information for the years ended December 31, 1997, 1996, 1995 and 1994 is derived from the audited Consolidated Financial Statements of the Company. The selected consolidated financial and operating information of AFSG for the year ended December 31, 1993 is derived from the unaudited financial statements of AFSG, the Company's predecessor for financial reporting purposes, and, in the opinion of the Company's management, reflects all adjustments necessary to present the financial results of AFSG fairly and on a basis consistent with the Company's financial statements. The information for AFSG is presented to "Operating income" because the borrowing arrangements and the tax position of AFSG's former parent company are not meaningful to the Company. The unaudited selected consolidated financial and operating information for AFSG is provided for information purposes only.


YEAR ENDED DECEMBER 31,
(IN THOUSANDS, EXCEPT EARNINGS                                                               AFSG
PER SHARE DATA)                   1997           1996(1)        1995           1994          1993
                                                                                          (unaudited)
-----------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:

Net sales                       $150,429        $99,023        $68,781        $55,117        $46,378
Cost of sales                    104,390         72,924         51,940         41,117         35,933
                                --------        -------        -------        -------        -------
   Gross profit                   46,039         26,099         16,841         14,000         10,445
Selling, general and
   administrative expenses (2)    21,454         13,263         10,018          9,048          8,239
                                --------        -------        -------        -------        -------
   Operating income               24,585         12,836          6,823          4,952          2,206
Interest expense, net              3,602          4,011          2,935          2,304
                                --------        -------        -------        -------
   Income before income taxes     20,983          8,825          3,888          2,648
Provision for income taxes         8,393          3,530          1,577          1,129
                                --------        -------        -------        -------
   Net income                   $ 12,590        $ 5,295        $ 2,311        $ 1,519
                                --------        -------        -------        -------
                                --------        -------        -------        -------
Earnings per share
   Basic                        $   4.23        $  3.26        $  1.39        $  0.89
   Diluted                      $   1.54        $  0.78        $  0.34        $  0.22

Weighted average number of
 shares of common stock and
 common stock equivalents
   Basic                           2,967          1,594          1,594          1,594
   Diluted                         8,173          6,800          6,800          6,800

BALANCE SHEET DATA:
Working capital                 $ 38,700        $30,188        $18,991        $15,563
Total assets                     101,656         73,689         43,336         35,051
Long-term obligations             27,992         46,340         24,895         22,051
Stockholders' equity              49,433         10,626          5,157          2,944
------------------------------------------------------------------------------------------------------

(1) The Company acquired one business and one additional product line in 1996. In August 1996, the Company purchased its Recoil business unit for approximately $12.2 million and the assumption of certain liabilities. The Recoil acquisition has been accounted for under the purchase method of accounting and, accordingly the operating results of Recoil have been included in the Company's results of operations since mid-August 1996.

(2) Selling, general and administrative expenses of AFSG represent direct expenses and do not include an allocation of corporate overhead or expenses related to certain functions performed on a corporate-wide basis by AFSG's former parent company, such as risk management services, tax reporting and similar corporate administrative functions.


                                                        KAYNAR TECHNOLOGIES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

"Management's Discussion and Analysis of Financial Condition and Results of Operations" includes forward-looking statements which involve risks and uncertainties. The Company's actual future results and trends may differ materially from those anticipated. Factors that might cause such a difference include, but are not limited to, the Company's dependence on conditions in the airline industry, the commercial aircraft build rates (primarily Boeing and Airbus), the level of defense spending, competitive pricing pressures, cost of material and labor, and other risks described from time to time in the Company's registration statements and reports filed with the Securities Exchange Commission.

GENERAL The Company designs, develops and manufactures a wide range of specialty components and tooling systems, and provides related services used primarily by OEMs and their subcontractors to produce aircraft and defense products. In addition, the Company serves the automotive, electrical and other industrial markets, and their associated after-markets.

The Company supplies products to virtually all major airframe and aircraft engine OEMs, including Boeing, GE, Pratt & Whitney, Airbus, Lockheed Martin, McDonnell Douglas and Rolls Royce, as well as to a global network of distributors. Direct sales to Boeing, GE and Pratt & Whitney, the Company's three largest OEM customers, accounted for approximately 24%, 9% and 6% of the Company's 1997 net sales, respectively. In 1997 approximately 61% of the Company's net sales were made directly to OEMs and subcontractors. The remaining 39% of the Company's 1997 net sales were made to a global network of independent distributors, who sell the Company's products to OEMs, subcontractors and other customers. OEMs often will determine whether the Company sells a product directly to the OEM or through an independent distributor.

In August 1996, the Company purchased its Recoil business for approximately $12.2 million in cash and the assumption of certain liabilities. The Recoil acquisition has been accounted for under the purchase method of accounting and, accordingly, the operating results of Recoil have been included in the Company's results of operations since mid-August 1996.

In the last three years, the Company's financial objectives have focused on increasing sales and profitability. The Company's success in achieving these objectives is due to, among other factors, its ability to take advantage of increased demand for fasteners from rising commercial aircraft build rates, the expansion of product lines through acquisitions and new product development, and increases in efficiencies and productivity. The Company's financial results over this period reflect a high degree of leverage resulting from debt incurred to finance the formation of the Company in January 1994 and to finance internal growth and subsequent acquisitions. Using the net proceeds of its initial public offering in May 1997, the Company reduced its leverage by retiring approximately $24 million of debt.

KAYNAR TECHNOLOGIES INC.                                                  13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
The following table is derived from the Company's Consolidated Statements of Income for the periods indicated and presents the results of operations as a percentage of net sales:


YEAR ENDED DECEMBER 31,           1997      1996     1995
-----------------------------------------------------------
Net sales                         100.0%    100.0%   100.0%

Cost of sales                      69.4      73.6     75.5
                                  -----     -----    -----
Gross profit                       30.6      26.4     24.5

Selling, general and
 administrative expenses           14.2      13.4     14.6
                                  -----     -----    -----
Operating income                   16.4      13.0      9.9

Interest expense, net               2.4       4.1      4.2

Provision for income taxes          5.6       3.6      2.3
                                  -----     -----    -----
Net income                          8.4%      5.3%     3.4%
                                  -----     -----    -----
                                  -----     -----    -----
-----------------------------------------------------------

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

NET SALES. Net sales increased 51.9%, or $51.4 million, to $150.4 million in 1997 from $99.0 million in 1996. This growth was primarily the result of an increase in customer demand, which occurred as commercial aircraft build rates increased. In addition, net sales growth was enhanced by the expansion of existing product lines, the development of variations of existing products and the introduction of new products. The Company's acquisition of Recoil accounted for approximately $12.6 million of net sales for the year.

GROSS PROFIT. Gross profit increased 76.3% to $46.0 million or 30.6% of net sales in 1997 from $26.1 million or 26.4% of net sales in 1996. This improvement in gross profit margin was primarily due to the increase in sales volume (which resulted in a greater absorption of fixed costs) and improved productivity.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 61.7% to $21.5 million in 1997 from $13.3 million in 1996, and were up 0.8% as a percentage of sales. The $8.2 million increase in these expenses was attributable primarily to (i) additional employee costs needed to support the increased sales volume and (ii) the selling, general and administrative expenses of Recoil, which, due to the nature of its business, tends to have higher selling, general and administrative expenses as a percentage of net sales than the Company's other business units.

INTEREST EXPENSE. Interest expense decreased 10.0% to $3.6 million in 1997 from $4.0 million in 1996, as a result of using proceeds received from the initial public offering in May 1997 to decrease outstanding debt by $24.0 million.

NET INCOME. The Company recorded net income of $12.6 million for 1997, or $1.54 per share, compared to $5.3 million, or $0.78 per share, in 1996.

BACKLOG. Backlog at December 31, 1997 increased 41.2% or $27.0 million, to $92.5 million from $65.5 million at December 31, 1996.

14                                                      KAYNAR TECHNOLOGIES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

NET SALES. Net sales increased 43.9%, or $30.2 million, to $99.0 million in 1996 from $68.8 million in 1995. This growth was primarily the result of increased customer demand, which occurred as commercial aircraft build rates increased. In addition, net sales growth was enhanced by the expansion of existing product lines, the development of variations of existing products and the introduction of new products. The Company's acquisition of Recoil and the KELOX product line accounted for approximately $5 million of the increase in net sales for the year.

GROSS PROFIT. Gross profit increased 55.4% to $26.1 million or 26.4% of net sales in 1996 from $16.8 million or 24.5% of net sales in 1995. This improvement in gross profit margin was primarily due to the increase in sales volume, which resulted in a greater absorption of fixed costs. Capital expenditures during the past three years for more efficient production equipment also contributed to the improvement in gross profit margin. In addition, gross profit margin in 1996 benefitted from increased sales of Recoil and Microdot inserts and studs, which are generally higher margin products, and improved materials utilization.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 33.0% to $13.3 million in 1996 from $10.0 million in 1995. As a percentage of net sales, however, selling, general and administrative expenses decreased to 13.4% in 1996 from 14.6% in 1995. This decrease was primarily attributable to increased sales volumes. The $3.3 million increase in the absolute dollar amount of such expenses, however, was attributable primarily to (i) additional employee costs needed to support the increased sales volume and (ii) the selling, general and administrative expenses of Recoil, which, due to the nature of its business, tends to have higher selling, general and administrative expenses as a percentage of net sales than the Company's other business units.

INTEREST EXPENSE. Interest expense increased 37.9% to $4.0 million in 1996 from $2.9 million in 1995. This increase related primarily to (i) increased working capital requirements to support the Company's growth, (ii) capital expenditures and (iii) the Recoil acquisition.

NET INCOME. The Company recorded net income of $5.3 million in 1996, or $0.78 per share, compared to $2.3 million, or $0.34 per share, in 1995.

BACKLOG. Backlog at December 31, 1996 increased 59.0% or $24.3 million, to $65.5 million from $41.2 million at December 31, 1995.

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity requirements consist primarily of working capital needs, capital expenditures and scheduled payments of interest on its indebtedness to General Electric Capital Corporation ("GECC"). The Company's working capital requirements have increased as a result of higher accounts receivable and higher inventory levels needed to support its growth in net sales. The Company's working capital was $38.7 million as of December 31, 1997, compared to $30.2 million as of December 31, 1996.

The Company has a Credit Agreement with GECC (the "Credit Agreement") which includes a revolving line-of-credit (the "Revolver") and certain variable rate term loans for use in connection with acquisitions, working capital purposes and capital

KAYNAR TECHNOLOGIES INC.                                                  15

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

expenditures (collectively, the Variable Rate Loans"). In June 1997, the Company increased the amount available under the Revolver from $15.0 million to $21.0 million, the availability of which is limited by the lesser of the sum of specified portions of qualified accounts receivable and inventory, and $21.0 million. In October 1997, the Company amended the Credit Agreement to reduce the effective interest rate by approximately 3% and extend the expiration date for an additional two years to January 3, 2001. Principal payments of $100,000 are due quarterly on the Variable Rate Loans through December 31, 2000, with a final payment for the remaining outstanding balance due on the expiration date. The Credit Agreement contains significant financial and operating covenants, including limitations on the Company's ability to incur additional indebtedness and restrictions on the payment of dividends. The Company was in compliance with all such financial ratios and covenants at December 31, 1997. Borrowings under the Credit Agreement bear interest at the 30-day commercial paper rate plus 1.5% (which was 7.1% as of December 31, 1997). At December 31, 1997, the aggregate outstanding principal under the Variable Rate Loans was $25.5 million and the amount available for borrowing on the Revolver was approximately $21 million.

For the year ended December 31, 1997 net cash provided by operating activities was $12.2 million, as compared to $4.3 million for the year ended December 31, 1996. The primary sources of cash from operations during 1997 included net income of $12.6 million, non-cash charges for depreciation and amortization of $3.8 million, an increase in accrued expenses of $4.9 million (which was primarily attributable to accrued, Company-wide annual employee bonuses) and an increase in accounts payable of $3.8 million, offset by increases in accounts receivable and inventories of $8.0 million and $4.3 million, respectively. The primary sources of cash from operations during 1996 included net income of $5.3 million, non-cash charges for depreciation and amortization of $2.6 million, an increase in accounts payable of $2.4 million and an increase in accrued expenses of $3.2 million (which was primarily attributable to accrued, Company-wide annual employee bonuses), offset by increases in accounts receivable and inventories of $2.5 million and $6.9 million, respectively.

The Company's net cash used in investing activities in 1997 was $20.3 million, consisting primarily of $17.9 million in capital expenditures and $3.1 million in net purchases of marketable securities, as compared to net cash used in investing activities in 1996 of $20.2 million, which consisted primarily of $6.9 million in capital expenditures and $12.2 million in connection with the Recoil acquisition.

The Company's net cash provided by financing activities in 1997 was $7.8 million, consisting of $27.6 million in net proceeds from the initial public offering in May 1997, which was offset by net payments of $19.8 million on debt, as compared to net borrowings on debt of $16.7 million in 1996.

The Company believes that internally generated cash flow and amounts that may be available under the Revolver will provide adequate funds to meet its working capital needs, planned capital expenditures and debt service obligations. However, the Company's ability to fund its operations, make planned capital expenditures and make scheduled payments on, and refinance, its indebtedness depends on its future operating performance and cash flow. Future operating performance and cash flow are, in turn, subject to prevailing economic conditions and to financial, business and other factors affecting the Company, some of which are beyond the Company's control.

During the past three years, inflation has not had a significant impact on the Company's operations.

16                                                      KAYNAR TECHNOLOGIES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

INTERNATIONAL SALES AND OPERATIONS

The Company generates a portion of its net sales from international customers. Over the past three years, the Company's direct net sales to foreign customers has gradually increased, representing approximately 16%, 14% and 10% of net sales for 1997, 1996 and 1995, respectively. Although most of the Company's direct international sales are invoiced in U.S. dollars, a portion may be invoiced in foreign currency.

During the last fiscal quarter in 1997, a number of countries located in Asia experienced economic difficulties resulting in, among other consequences, devaluation of certain foreign currencies and declines in economic growth rates. The Company's direct net sales to the Pacific Rim accounted for 3.4% of total net sales for 1997, and the Company's operations in Asia, including Recoil (which is based in Australia), were exposed to the above mentioned economic difficulties. While the Company does not believe that it will suffer any short-term material adverse effects, prolonged economic difficulties in the Pacific Rim may affect the Company in the long-term by reducing demand for both direct sales of the Company's products, and for aerospace, defense and commercial goods which incorporate the Company's products.

The Company does not actively manage its foreign currency exposure. Fluctuations in exchange rates may result in quarterly variations of the Company's net sales. The Company has historically mitigated the impact of exchange rate fluctuations by adjusting the prices of its products, but there is no assurance that the Company will be able to do so in the future, particularly during periods of rapid and volatile exchange rate fluctuations.

YEAR 2000 COMPLIANCE

The Company has reviewed and assessed its exposure to potential Year 2000 compliance problems with its computer systems. The Company is in the process of resolving any Year 2000 compliance problems through upgrades of its computer software operating systems and applications, which are scheduled to be completed by the end of 1998. In addition to being Year 2000 compliant, the upgraded software will provide the Company with additional capabilities. The Year 2000 compliance efforts are being carried out in conjunction with pre-planned upgrades and expansions of the Company's systems. The specific costs of achieving Year 2000 compliance have been, and are expected to be, immaterial.

KAYNAR TECHNOLOGIES INC.                                                  17

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
(IN THOUSANDS, EXCEPT PER SHARE DATA)                        1997      1996       1995
----------------------------------------------------------------------------------------
Net sales, including $12,961, $11,437 and $8,755
  in 1997, 1996 and 1995, respectively, to a
  related party (see Note 13)                              $150,429   $99,023    $68,781
Cost of sales                                               104,390    72,924     51,940
                                                           --------   -------    -------
  Gross profit                                               46,039    26,099     16,841
                                                           --------   -------    -------
Selling, general and administrative expenses                 21,454    13,263     10,018
                                                           --------   -------    -------
  Operating income                                           24,585    12,836      6,823
Interest expense, net                                         3,602     4,011      2,935
                                                           --------   -------    -------
  Income before income taxes                                 20,983     8,825      3,888
Provision for income taxes                                    8,393     3,530      1,577
                                                           --------   -------    -------
  Net income                                                $12,590    $5,295     $2,311
                                                           --------   -------    -------
                                                           --------   -------    -------
Earnings per share
  Basic                                                       $4.23     $3.26      $1.39
  Diluted                                                     $1.54     $0.78      $0.34
Weighted average number of shares of
  common stock and common stock equivalents
  Basic                                                       2,967     1,594      1,594
  Diluted                                                     8,173     6,800      6,800
----------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

18                                                      KAYNAR TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS -- DECEMBER 31, 1997 AND 1996


(DOLLARS IN THOUSANDS)                                 1997           1996
---------------------------------------------------------------------------
ASSETS

Current assets:
  Cash                                              $    675        $   909
  Marketable securities                                3,079            --
  Accounts receivable, including$1,846 and $1,987
     in 1997 and 1996, respectively, from a
     related party (see Note 13), net of allowance
     for doubtful accounts of $310 and $235 in
     1997 and 1996, respectively                      23,293         15,392
  Inventories                                         34,231         29,901
  Prepaid expenses and other current assets              647            709
  Deferred tax asset                                   1,006            --
                                                    --------        -------
     Total current assets                             62,931         46,911
                                                    --------        -------
Property, plant and equipment, at cost                41,048         24,160
  Less accumulated depreciation and amortization      (8,797)        (5,451)
                                                    --------        -------
                                                      32,251         18,709
                                                    --------        -------
Intangible assets, net of accumulated amortization
  of $480 and $167 at December 31, 1997 and 1996,
  respectively                                         6,409          7,815
Other assets                                              65            254
                                                    --------        -------
                                                    $101,656        $73,689
                                                    --------        -------
                                                    --------        -------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

  Revolving line-of-credit, to a related party
     (see Note 6)                                   $    --         $   746
  Current portion of long-term debt                    1,021          1,457
  Current portion of capital lease obligations           272            133
  Accounts payable                                     9,969          6,105
  Accrued payroll and related expenses                 8,546          5,330
  Other accrued expenses                               4,423          2,664
  Deferred tax liability                                 --             288
                                                    --------        -------
  Total current liabilities                           24,231         16,723
                                                    --------        -------
Long-term debt, primarily to a related
  party (see Note 6)                                  26,372         45,176
Capital lease obligations                                484            332
Deferred tax liability                                 1,136            832
                                                    --------        -------
                                                      27,992         46,340
                                                    --------        -------
Commitments and contingencies (see Notes 6 and 10)
Stockholders' equity:
  Series C Convertible Preferred stock;$0.01
    par value; Authorized--10,000,000; issued
    and outstanding--5,206,000 shares                     52             52
  Common stock; $0.01 par value;
    Authorized--20,000,000 shares;
    issued and outstanding--3,694,000 and
    1,594,000 shares at December 31, 1997 and
    1996, respectively                                    37             16
Additional paid-in capital                            28,973          1,432

Retained earnings                                     21,394          8,838
Currency translation adjustment                       (1,023)           288
                                                    --------        -------
  Total stockholders' equity                          49,433         10,626
                                                    $101,656        $73,689
                                                    --------        -------
                                                    --------        -------
---------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

KAYNAR TECHNOLOGIES INC.                                                  19

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
(IN THOUSANDS)

---------------------------------------------------------------------------------------------------------------------
                                  Preferred Stock
                                     Series C          Common Stock     Additional                Currency
                                  ---------------     ---------------    Paid-in     Retained    Translation
                                  Shares   Amount     Shares   Amount    Capital     Earnings    Adjustment    Total
                                  ------   ------     ------   ------   ----------   --------     -------     -------
Balance, December 31, 1994         5,206    $52        1,594     $16     $ 1,432     $ 1,423      $   21     $ 2,944
Net income                            --     --           --      --          --       2,311          --       2,311
Dividends declared                    --     --           --      --          --         (95)         --         (95)
Currency translation adjustment       --     --           --      --          --          --          (3)         (3)
                                   -----    ---        -----     ---     -------     -------     -------     -------
Balance, December 31, 1995         5,206     52        1,594      16       1,432       3,639          18       5,157
Net income                            --     --           --      --          --       5,295          --       5,295
Dividends declared                    --     --           --      --          --         (96)         --         (96)
Currency translation adjustment       --     --           --      --          --          --         270         270
                                   -----    ---        -----     ---     -------     -------     -------     -------
Balance, December 31, 1996         5,206     52        1,594      16       1,432       8,838         288      10,626
Common stock issuance                 --     --        2,100      21      27,541          --          --      27,562
Net income                            --     --           --      --          --      12,590          --      12,590
Dividends declared                    --     --           --      --          --         (34)         --         (34)
Currency translation adjustment       --     --           --      --          --          --      (1,311)     (1,311)
                                   -----    ---        -----     ---     -------     -------     -------     -------
Balance, December 31, 1997         5,206    $52        3,694     $37     $28,973     $21,394     $(1,023)    $49,433
                                   -----    ---        -----     ---     -------     -------     -------     -------
                                   -----    ---        -----     ---     -------     -------     -------     -------
---------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

20                                                      KAYNAR TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
(DOLLARS IN THOUSANDS)

                                                              1997      1996      1995
----------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                              $ 12,590   $  5,295   $ 2,311
   Adjustments to reconcile net income
     to net cash provided by (used in) operating
     activities-
   Depreciation and amortization                              3,818      2,613     1,754
   Loss on sale of property, plant and equipment                154         34        --
   Changes in operating assets and liabilities-
       Increase in accounts receivable                       (7,990)    (2,505)   (3,528)
       Increase in inventories                               (4,346)    (6,867)   (3,368)
       (Increase) decrease in prepaid
         expenses and other current assets                       32       (152)       37
       (Increase) decrease in other assets                      187        181       (82)
       Increase in accounts payable                           3,800      2,361     1,114
       Increase in accrued expenses                           4,946      3,172     1,111
       Increase (decrease) in deferred income taxes            (990)       186       501
                                                           --------   -------    -------
     Net cash provided by (used in)
       operating activities                                  12,201      4,318      (150)
                                                           --------   -------    -------
Cash flows from investing activities:
   Purchases of property, plant and equipment               (17,909)    (6,850)   (3,324)
   Proceeds from sales of property, plant
     and equipment                                               92         43       169
   Net purchases of marketable securities                    (3,079)        --        --
   Acquisition, net of acquired cash of $34                      --    (12,160)       --
   (Increase ) decrease in intangible assets                    638     (1,231)       --
                                                           --------   -------    -------
     Net cash used in investing activities                  (20,258)   (20,198)   (3,155)
                                                           --------   -------    -------
Cash flows from financing activities:
   Net (payments) borrowings on line-of-credit,
     from a related party (see Note 6)                         (746)    (3,560)    1,244
   Borrowings on long-term debt, primarily from
     a related party (see Note 6)                               501     21,245     2,666
   Payments on long-term debt, primarily from
     a related party (see Note 6)                           (20,263)      (898)     (789)
   Net principal (payments) borrowings on
     capital lease obligations                                  795        (55)       (6)
   Net proceeds from issuance of common stock                27,562         --        --
                                                           --------   -------    -------
     Net cash provided by
     financing activities                                     7,849     16,732     3,115
                                                           --------   -------    -------
Effect of exchange rate changes on cash                         (26)         5        --
                                                           --------   -------    -------
Net increase (decrease) in cash                                (234)       857      (190)
Cash, beginning of period                                       909         52       242
                                                           --------   -------    -------
Cash, end of period                                            $675   $    909   $    52
                                                           --------   -------    -------
                                                           --------   -------    -------
Supplemental disclosures of cash flow information:
   Cash paid during the period for -
     Interest                                              $  3,943   $  3,787   $ 2,968
                                                           --------   -------    -------
                                                           --------   -------    -------
     Income taxes                                          $  8,395   $  2,841   $   722
                                                           --------   -------    -------
                                                           --------   -------    -------
   Noncash financing activities:
   Capital lease obligations assumed
     for the purchase of equipment                         $    507   $   355    $   157
                                                           --------   -------    -------
                                                           --------   -------    -------
   Borrowings on long-term debt for
     preferred stock dividends                             $     34   $    96    $    95
                                                           --------   -------    -------
                                                           --------   -------    -------
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

KAYNAR TECHNOLOGIES INC.                                                  21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997, 1996 AND 1995

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


1. NATURE OF OPERATIONS Kaynar Technologies Inc. (the "Company") designs, develops and manufactures a wide range of specialty components and tooling systems and provides related services used primarily by original equipment manufacturers ("OEM's") and their subcontractors to produce aircraft and defense products. In addition, the Company serves the automotive, electrical and other industrial markets and their associated after-markets.

On August 11, 1996, the Company acquired substantially all of the assets of Recoil Pty Ltd., an Australian corporation ("Recoil"). Recoil is a manufacturer and distributor of thread inserts used primarily in the automotive, electronic and other industrial markets, and their associated after-markets. The purchase price of $12,194 was paid in cash (primarily obtained under terms of various credit agreements, see Note 6). The total purchase price was allocated, based on the then fair market value, as follows:

     Current assets                        $ 4,245
     Property, plant and equipment           3,044
     Other noncurrent assets                   300
     Intangible assets                       6,687
                                           -------
         Total assets                       14,276
     Current liabilities                       800
     Noncurrent liabilities                  1,282
                                           -------
         Net assets                        $12,194
                                           -------
                                           -------

The following unaudited pro forma consolidated statements of income information present the results of the Company's operations for the years ended December 31, 1996 and 1995, as though the acquisition of Recoil had occurred as of the beginning of each respective fiscal year:

                              1996       1995
                            --------    -------
     Net sales              $105,015    $77,449
     Net income                5,432      2,793
     Earnings per share
         Basic                  3.35       1.69
         Diluted                0.80       0.41

The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the actual results of operations had the acquisition taken place at the beginning of the fiscal year or the results that may occur in the future. Furthermore, the pro forma results do not give effect to cost savings or incremental costs, which may occur as a result of the integration and consolidation of Recoil. The pro forma results include additional interest on borrowed funds and additional amortization of goodwill resulting from the acquisition.

22                                                      KAYNAR TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997, 1996 AND 1995

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. USE OF ESTIMATES IN FINANCIAL STATEMENTS The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Kaynar Technologies Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

C. REVENUE RECOGNITION Sales and related costs are recorded by the Company upon shipment of product. Revenues related to the rental of the Company's K-FAST tools, which are not significant, are recognized monthly over the term of the lease.

D. CURRENCY TRANSLATION ADJUSTMENT Assets and liabilities of the Company's foreign subsidiaries are translated into United States dollars at the year-end rate of exchange. Income and expense items are translated at the average rates of exchange for the period. Gains and losses resulting from translating foreign currency financial statements are accumulated in a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in the consolidated statements of income.

E. MARKETABLE SECURITIES The Company invests excess cash in a money market fund that invests in short term (maturities of 397 days or less) direct obligations of the U.S. Treasury.

F. INVENTORIES Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out (FIFO) method and market based upon the lower of replacement cost or estimated realizable value. Inventory costs include material, labor and factory overhead.

G. PROPERTY, PLANT AND EQUIPMENT Depreciation is computed principally on the straight-line method over the estimated useful lives of the depreciable assets (ranging from five to ten years). Cost and accumulated depreciation for property retired or disposed of are removed from the accounts and any gains or losses are reflected in operations. Major renewals and betterments that extend the useful life of an asset are capitalized.

H. INTANGIBLE ASSETS Intangible assets primarily represent the excess of purchase price over fair value of net assets acquired and related acquisition costs incurred in the acquisition of Recoil. Intangibles are amortized using the straight-line method from the date of acquisition over the expected period to be benefitted, currently estimated at 20 years. The Company assesses the recoverability of intangible assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

I. FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying amounts of cash, marketable securities, accounts receivable and accounts payable approximate their fair value as of December 31, 1997 and 1996. The carrying amounts of the line-of-credit and long-term debt approximate fair value as the obligations bear interest at rates that fluctuate with the market rate. The carrying amount of the term loans approximates fair value as the obligation compares favorably with fixed rate obligations that would be currently available to the Company.

KAYNAR TECHNOLOGIES INC.                                                  23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997, 1996 AND 1995

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


J. INCOME TAXES The Company accounts for income taxes under SFAS No. 109 "Accounting for Income Taxes," which requires an asset and liability approach in accounting for income taxes payable or refundable at the date of the financial statements as a result of all events that have been recognized in the financial statements and as measured by the provisions of enacted laws.

K. EARNINGS PER SHARE In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings per Share". This statement provides for the presentation of (i) "basic" earnings per share, which is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding and (ii) "diluted" earnings per share which is computed by dividing net income by the weighted average number of common shares outstanding plus the dilutive effect of other securities. The Company's other securities are (i) Series C Convertible Preferred stock and (ii) outstanding common stock options.

The table below details the components of the basic and diluted earnings per share ("EPS") calculations for the years ended December 31, 1997, 1996 and 1995.


(IN THOUSANDS)                                    1997                 1996                1995
                                           ------------------    ----------------    ----------------
                                            Income     Shares    Income    Shares    Income    Shares
                                           -------     ------    ------    ------    ------    ------
Basic EPS
Net income                                 $12,590      2,967    $5,295    1,594     $2,311    1,594
Less: dividends on
  previously issued preferred stock            (34)        --       (96)      --        (95)      --
                                           -------     ------    ------    ------    ------    ------
Income available to
  common stockholders                       12,556      2,967     5,199    1,594      2,216    1,594
Effect of Dilutive Securities
  Series C Convertible Preferred stock          34      5,206        96    5,206         95    5,206
  Options                                       --         --        --       --         --       --
                                           -------     ------    ------    ------    ------    ------
Diluted EPS                                $12,590      8,173    $5,295    6,800     $2,311    6,800
                                           -------     ------    ------    ------    ------    ------
                                           -------     ------    ------    ------    ------    ------

L. NEW ACCOUNTING PRONOUNCEMENTS In June 1997, the FASB issued SFAS Nos. 130 and 131, "Reporting Comprehensive Income" and "Disclosures about Segments of an Enterprise and Related Information". SFAS Nos. 130 and 131 are effective for fiscal years beginning after December 15, 1997, with earlier adoption permitted. The Company does not believe that adoption of these standards will have a material impact on the Company's results of operations.

24                                                      KAYNAR TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997, 1996 AND 1995

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

3. INVENTORIES Inventories consist of the following at December 31, 1997 and 1996:

                                     1997      1996
                                   -------   -------
     Raw materials                 $ 2,593   $ 2,790
     Work in progress               11,012     9,151
     Components                      5,325     4,628
     Finished goods                  9,550     8,781
     Supplies and small tools        5,751     4,551
                                   -------   -------
                                   $34,231   $29,901
                                   -------   -------
                                   -------   -------

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following at December 31, 1997 and 1996:

                                     YEARS OF
                                     ESTIMATED
                                    USEFUL LIFE       1997         1996
                                    -----------      -------     -------
Land --                                      --         $ 32     $    30
Factory equipment                       7 to 10       16,262      12,825
Equipment rented to others                    7        8,581       5,651
Office equipment                              5        2,751       1,374
Leasehold improvements               Lease term        1,315         628
Construction in progress                     --       11,037       3,089
Equipment under capital lease        Lease term        1,070         563
                                                     -------     -------
                                                      41,048      24,160
Accumulated depreciation and
  amortization                                        (8,797)     (5,451)
                                                     -------     -------
                                                     $32,251     $18,709
                                                     -------     -------
                                                     -------     -------

5. INCOME TAXES The components of the net accumulated deferred income tax (asset) liability at December 31, 1997 and 1996 are as follows:

                                                    1997      1996
                                                  -------     -----
     Current deferred tax (asset) liability:
       Inventory reserves                         $   (87)    $ 818
       Accrued vacation                              (449)     (205)
       Other                                         (470)     (325)
                                                  -------     -----
                                                  $(1,006)    $ 288
                                                  -------     -----
                                                  -------     -----
     Long-term deferred tax (asset) liability:
       Depreciation                               $ 1,136     $ 880
       Other                                           --       (48)
                                                  -------     -----
                                                  $ 1,136     $ 832
                                                  -------     -----
                                                  -------     -----

KAYNAR TECHNOLOGIES INC.                                                  25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997, 1996 AND 1995

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

The provision for income taxes includes income taxes currently payable and those deferred due to temporary differences between the financial statements and tax basis of assets and liabilities. The provision differs from the statutory rates primarily due to permanent differences. The provision for income taxes for the years ended December 31, 1997, 1996 and 1995, consists of the following:

                                         1997      1996      1995
                                        ------    ------    ------
     Current provision:
          Federal                       $7,716    $2,590    $  854
          State                          1,400       720       222
          Foreign                          267        --        --

     Deferred provision:
          Federal                         (707)       69       456
          State                           (283)      151        45
                                        ------    ------    ------
                                        $8,393    $3,530    $1,577
                                        ------    ------    ------
                                        ------    ------    ------

Variations from the federal statutory rate for the years ended December 31, 1997, 1996 and 1995, are as follows:

                                                  1997               1996              1995
                                            ----------------   ----------------  ----------------
                                            Amount   Percent   Amount   Percent  Amount   Percent
                                            ------   -------   ------   -------  ------   -------
Federal statutory rate                      $7,344    35.0%    $3,001    34.0%   $1,322    34.0%
State income taxes, net of federal benefit     726     3.5        485     5.5       202     5.2
Foreign sales corporation benefit             (220)   (1.0)      (141)   (1.6)       --      --
Foreign losses not currently benefitted        115     0.5         --      --        --      --
Utilization of foreign losses                 (114)   (0.5)        --      --        --      --
Non-deductible expenses                        173     0.8         94     1.1        26      .7
Other                                          369     1.7         91     1.0        27      .7
                                            ------    ----     ------    ----    ------    ----
                                            $8,393    40.0%    $3,530    40.0%   $1,577    40.6%
                                            ------    ----     ------    ----    ------    ----
                                            ------    ----     ------    ----    ------    ----

6. DEBT ARRANGEMENTS The Company has entered into credit agreements (the "Agreements") with General Electric Capital Corporation (the "Lender"), the preferred stockholder of the Company. The Agreements contain significant financial and operating covenants, including limitations on the ability of the Company to incur additional indebtedness and restrictions on, among other things, the Company's ability to pay dividends or take certain other corporate actions. The Agreements also require the Company to be in compliance with certain financial ratios. In addition to the Agreements, the Company has entered into promissory notes with other lenders for the purchase of equipment.

26                                                      KAYNAR TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997, 1996 AND 1995

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


The following schedule summarizes the future annual minimum principal payments due under the variable rate term loans (the "Term Loans"), promissory notes (the "Notes") and Australian Trade Commission Loan (the "ATC Loan") as of December 31, 1997:


                 Term       The      ATC
                 Loans     Notes     Loan      Total
                -------   ------     ----     -------
     1998       $   400   $  466     $155     $ 1,021
     1999           400      657      199       1,256
     2000           400      295       96         791
     2001        24,325       --       --      24,325
                -------   ------     ----     -------
                $25,525   $1,418     $450     $27,393
                -------   ------     ----     -------
                -------   ------     ----     -------

Debt arrangements are described as follows:

A. TERM LOANS During the year ended December 31, 1996, the Company amended an existing Term Loan agreement, increasing the borrowing capacity of the Term Loan to $28,225. Additionally, during 1996, the Company (in connection with its purchase of the net assets of Recoil, see Note 1) entered into new Term Loans of $10,000. Using a portion of the net Initial Public Offering proceeds, approximately $19 million of term debt was paid in 1997. The Term Loans bear interest, payable monthly, at the 30-day commercial paper rate plus one and one-half percent (which was 7.1 percent at December 31, 1997). Principal payments of $100 are due quarterly through December 31, 2000, with a final payment of $24,325 due January 3, 2001. At December 31, 1997 and
1996, outstanding principal under the Term Loans totaled $25,525 and $38,225, respectively. Interest expense for the years ended December 31, 1997, 1996 and 1995 was approximately $2,498, $2,400 and $1,904, respectively. The Term Loans are secured by substantially all of the Company's assets.

B. OTHER FIXED RATE LOANS (THE "LOANS") The Company has borrowed additional amounts under other fixed rate loan agreements (the "Loans") with the Lender. The principal on the Loans was due and payable on January 3, 1999, while interest, which was payable quarterly and was added to the outstanding principal balance, accrued at 11.5 percent. At December 31, 1996, there was approximately $6,844 in principal, interest and dividends outstanding related to these agreements. The Loans were repaid during 1997.

C. THE NOTES The Company has promissory notes with financing institutions, which are secured by certain machinery and equipment. At December 31, 1997 and 1996, the outstanding principal under the Notes was $1,418 and $915, respectively. The Notes bear interest at interest rates ranging from 8.9 percent to 9.5 percent per annum. Monthly payments are payable through October 2000.

D. ATC LOAN The Company has a loan with the Australian Trade Commission, which was assumed as part of the Recoil asset purchase (see Note 1). At December 31, 1997 and 1996, outstanding principal under the ATC Loan was $450 and $649, respectively. Interest accrues on the outstanding principal balance at an effective interest rate of 9.75 percent. Principal and interest payments are due semi-annually beginning September 1997.

KAYNAR TECHNOLOGIES INC.                                                  27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997, 1996 AND 1995

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


E. LINE-OF-CREDIT The line-of-credit with the Lender (the "LOC") is a $21,000 revolving credit facility, limited by the lesser of the sum of specified portions of qualified accounts receivable and inventory, and $21,000.

Interest is payable monthly at the 30-day commercial paper rate plus one and one-half percent (which was 7.1 percent at December 31, 1997). The LOC, which expires January 3, 2001, had no borrowings at December 31, 1997 and $746 at December 31, 1996. Interest expense for the years ended December 31, 1997, 1996 and 1995 was approximately $129, $682 and $462, respectively. The weighted average interest rate for all borrowings under the LOC was 10.1 percent, 9.8 percent and 10.3 percent at December 31, 1997, 1996 and 1995, respectively.

7. SERIES C CONVERTIBLE PREFERRED STOCK Each share of the Series C Preferred stock is convertible at any time into one share of common stock. The conversion rate is subject to certain anti-dilutive adjustments. The Series C Preferred stock will participate in any dividends paid on the common stock as if the Series C Preferred stock had been converted into common stock.

In the event of liquidation, dissolution or winding up of the Company, the holders of the Series C Preferred stock will be entitled to receive a liquidation preference out of the assets available for distribution in an amount equal to $.022 per share, plus any accrued and unpaid dividends, before any distribution is made to the holders of the common stock.

8. STOCK INCENTIVE PLAN In 1997, the Company adopted the Kaynar Technologies Inc. 1997 Stock Incentive Plan (the "Plan") which authorized 500,000 stock option grants to purchase the Company's common stock.

The Company has granted 115,400 options with a weighted average exercise price of $24.77 under the Plan. These options were issued at fair market value at the time of grant. Option grants are made at the discretion of the Board of Directors. Options vest at 25 percent per year (beginning one year from the grant date), may be exercisable in whole or in installments, and expire five years from the grant date. Of the 115,400 outstanding options at December 31,1997, none were exercisable.

Characteristics of options outstanding at December 31, 1997 are presented in the table below:


Exercise    Weighted Average      Options        Options
 Price      Contractual Life    Outstanding    Exercisable
--------    ----------------    -----------    -----------
 $14.50         4.3 years          3,000            --
 $25.00         4.7 years        111,200            --
 $29.50         4.8 years          1,200            --

The Company accounts for the Plan under APB Opinion No. 25. SFAS No. 123 "Accounting for Stock-Based Compensation" was issued by the FASB in 1995 and, if fully adopted, changes the methods for recognition of cost on plans similar to those of the Company. Adoption of SFAS No. 123 is optional, however pro forma disclosures as if the Company had adopted the cost recognition

28                                                      KAYNAR TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997, 1996 AND 1995

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


method are required. Had compensation cost for stock options awarded under the Plan been determined consistent with SFAS No. 123, the Company's net income would have reflected the following pro forma amounts as of December 31, 1997:

     Net Income:    As Reported    $12,590
                     Pro Forma     $12,439

     Basic EPS:     As Reported      $4.23
                     Pro Forma       $4.18

     Diluted EPS:   As Reported      $1.54
                     Pro Forma       $1.52

For the above pro forma disclosures, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: weighted average risk-free interest rate of
5.0 percent; a weighted average volatility of 56.5 percent; estimated option life of 4 years; and no expected dividend yield. The weighted average fair value of the Company's stock options granted in 1997 was $12.02. The weighted average remaining contractual life for options issued is 4.6 years.

9. SAVINGS AND RETIREMENT PLAN The Company sponsors a defined contribution plan (the "Retirement Plan"), which provides benefits to all employees who have completed six months of service. Employees may make contributions between one and 14 percent of their annual compensation. The Company may make contributions to the Retirement Plan at its discretion.

The Company contributed approximately $988, $577 and $400 to the Retirement Plan in the years ended December 31, 1997, 1996 and 1995, respectively.

10. COMMITMENTS AND CONTINGENCIES

A. OPERATING LEASES The Company leases certain facilities and equipment under long-term operating leases with varying terms. The leases generally provide that the Company pay taxes, maintenance and insurance costs, and some leases contain renewal and/or purchase options. Total rental expense under operating leases totaled approximately $1,231, $1,187 and $1,209 in the years ended December 31, 1997, 1996 and 1995, respectively. Minimum rental expenses on commitments for the years subsequent to December 31, 1997, are as follows:


Years ended December 31,
1998              $1,763
1999               1,572
2000               1,406
2001               1,199
2002               1,060
Thereafter         2,921
                  ------
                  $9,921
                  ------

KAYNAR TECHNOLOGIES INC.                                                  29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997, 1996 AND 1995

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

B. CAPITAL LEASES The Company has entered into capital lease agreements for equipment. Future lease payments due under the agreements are as follows:

Years ended December 31,
1998                            $ 321
1999                              321
2000                              174
2001                               36
                                -----
                                  852
Amounts representing interest     (96)
                                -----
                                  756
Current portion                  (272)
                                -----
                                $ 484
                                -----
                                -----

C. CONTINGENCIES The Company is, from time to time, subject to claims and disputes for legal, environmental and other matters in the normal course of its business. While the results of such matters cannot be predicted with certainty, management does not believe that the final outcome of any pending matters will have a material effect on the consolidated financial position and results of operations.

11. SIGNIFICANT CUSTOMERS For the years ended December 31, 1997, 1996 and 1995, two customers accounted for approximately 24 and nine percent, 18 and 12 percent and 15 and 13 percent of net sales, respectively. No other customer accounted for 10 percent or more of net sales in the years ended December 31, 1997, 1996 and 1995. Accounts receivable balances from these same two customers accounted for approximately 14 and eight percent of accounts receivable at December 31, 1997 and 15 and 13 percent of accounts receivable at December 31, 1996. No other customer represents 10 percent or more of the Company's gross accounts receivable at December 31, 1997 and 1996.

12. GEOGRAPHIC SALES INFORMATION Net sales for the years ended December 31, 1997, 1996 and 1995 were made to geographic regions as follows:

                         1997                 1996                 1995
                   -----------------    -----------------   -----------------
                    Amount   Percent    Amount    Percent   Amount    Percent
                   --------  -------    -------   -------   -------   -------
United States      $126,845    84.4%    $85,069    85.9%     $62,041    90.2%
Europe               13,255     8.8       8,378     8.5        2,906     4.2
Pacific Rim           5,219     3.4       2,256     2.3        1,379     2.0
Other                 5,110     3.4       3,320     3.3        2,455     3.6
                   --------   -----     -------   -----      -------   -----
                   $150,429   100.0%    $99,023   100.0%     $68,781   100.0%
                   --------   -----     -------   -----      -------   -----
                   --------   -----     -------   -----      -------   -----

30                                                      KAYNAR TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997, 1996 AND 1995

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


Sales for the Company's foreign operations represented less than 10 percent of net sales during each of the years ended December 31, 1997, 1996 and 1995.

13. RELATED PARTY MATTERS As discussed in Note 6, the primary lender to the Company is General Electric Capital Corporation ("GECC"). GECC owns 100 percent of the outstanding Series C Convertible Preferred Stock.

GECC is also an affiliated entity to a customer (the Aircraft Engines Division of GE) that accounted for approximately nine, 12 and 13 percent of 1997, 1996 and 1995 net sales, respectively, and eight and 13 percent of accounts receivable at December 31, 1997 and 1996, respectively.

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                   Three months ended
                                     ---------------------------------------------
1997                                 March 30   June 29  September 28  December 31
                                     --------   -------  ------------  -----------
Net sales                             $32,202   $37,250     $37,884      $43,093
Gross profit                            9,233    11,036      11,903       13,867
Net income                              2,169     2,933       3,388        4,100
Basic earnings per share                 1.35      1.03        0.92         1.11
Diluted earnings per share               0.32      0.36        0.38         0.46
Stock price per share
   High                                    --     19.87       30.25        34.12
   Low                                     --     14.50       18.50        24.50


                                                   Three months ended
                                     ---------------------------------------------
1996                                 March 31   June 30  September 29  December 31
                                     --------   -------  ------------  -----------
  Net sales                          $20,662    $23,228    $26,013       $29,120
  Gross profit                         5,470      6,050      6,573         8,006
  Net income                           1,117      1,326      1,193         1,659
  Basic earnings per share              0.69       0.82       0.73          1.03
  Diluted earnings per share            0.16       0.20       0.18          0.24

KAYNAR TECHNOLOGIES INC.                                                  31

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF KAYNAR TECHNOLOGIES INC.:

We have audited the accompanying consolidated balance sheets of Kaynar Technologies Inc. (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kaynar Technologies Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.





                                       ARTHUR ANDERSEN LLP

Orange County, California
February 12, 1998

32                                                      KAYNAR TECHNOLOGIES INC.